FORTRESS AMERICA ACQUISITION CORPORATION
CODE OF ETHICS

A. GENERAL PHILOSOPHY

The honesty, integrity and sound judgment of our employees, officers and directors is essential to the Company’s reputation and success.

This Code of Ethics:

•	requires honest and ethical conduct, including proper and ethical procedures for dealing with actual or apparent conflicts of interest between personal and professional relationships;

•	requires full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with governmental agencies;

•	requires compliance with applicable laws, rules and regulations;

•	addresses potential or apparent conflicts of interest and provides guidance for employees, officers and directors to communicate those conflicts to the Company;

•	addresses misuse or misapplication of the Company’s property and business opportunities;

•	requires confidentiality and fair dealing within the Company and outside the Company; and

•	requires proper reporting of any illegal behavior.

B. CONFLICTS OF INTEREST

A “conflict of interest” occurs when your private interest in any way interferes with the interests of the Company. You are expected to avoid all situations that might lead to a real or apparent material conflict between your self-interest and your duties and responsibilities as an employee, officer or director of the Company. Any position or interest, financial or otherwise, that could materially conflict with your performance as an employee, officer or director of the Company, or that affects or could reasonably be expected to affect your independence or judgment concerning transactions between the Company, its customers, suppliers or competitors or otherwise reflects negatively on the Company would be considered a conflict of interest.

C. CONFIDENTIALITY

Nonpublic information regarding the Company or its business, employees, customers and suppliers is confidential. As an employee, officer or director, you are trusted with confidential information. You are only to use such confidential information for the intended business purpose of the Company. You are not to share confidential information with anyone outside of the Company, including family and friends, or with other employees of the Company who do not need the information to carry out their duties.

Examples of confidential information may include: (i) material, non-public financial information regarding the Company; (ii) trade secrets, which include customer lists, pricing and cost information, business or technical information, programs, methods, techniques, compilations or other information that is valuable because it is not generally known; and (iii) any invention or process developed by an employee using the Company’s facilities or trade secrets, resulting from any work for the Company, or relating to the Company’s business.

D. BUSINESS OPPORTUNITIES OF THE COMPANY

Using confidential information about the Company or its business, employees, officers, directors, customers or suppliers for personal benefit or disclosing such information to others outside your normal duties is prohibited.

Employees, officers and directors are prohibited from:

(i)	personally benefiting from opportunities that are discovered through the use of the Company’s property, or through their contacts, information or position with the Company;

(ii)	soliciting, demanding, accepting or agreeing to accept anything of value from any person in conjunction with the performance of your employment or duties for the Company; or

(iii)	acting on behalf of the Company in any transaction in which you or any member of your immediate family has a significant direct or indirect financial interest.

E. DISCLOSURE AND INSIDER TRADING

The Company strives to ensure that the contents of and the disclosures in the reports and documents filed by the Company with the SEC, as well as all public communications, are full, fair, accurate, timely and understandable in accordance with applicable disclosure standards. No employee, officer or director shall knowingly misrepresent, or cause others to misrepresent, facts about the Company, and employees, officers and directors shall review and analyze proposed disclosure for accuracy and completeness.

Each person must promptly bring to the attention of the Chairman of the Board or the Chief Executive Officer any information regarding deficiencies in the design or operation of internal or disclosure controls related to financial data.

It is both unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the Company’s securities while in possession of material information concerning the Company that has not been released to the general public, but which when released may have an impact on the market price of the Company’s securities. It is also unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the securities of any other company while in possession of similar non-public material information concerning such company. Any questions concerning the propriety of effecting a transaction in the Company’s securities should be directed to Company counsel.

F. PROTECTION AND PROPER USE OF COMPANY PROPERTY

All employees, officers and directors should protect the Company’s property and assets and ensure their proper use. Theft, carelessness and waste can directly impact the Company’s profitability, reputation and success. Permitting the Company’s property (including data transmitted or stored electronically and computer resources) to be damaged, lost, or used in an unauthorized manner is strictly prohibited. Employees, officer and directors may not use official stationery for personal purposes.

G. COMPLIANCE WITH LAWS, RULES AND REGULATIONS

This Code of Ethics is based on the Company’s policy that all employees, officers and directors comply with the law. While the law prescribes a minimum standard of conduct, this Code of Ethics requires conduct that often exceeds the legal standard.

H. REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOR

The Company requires its employees, officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss any known or suspected criminal activity or violations of this Code involving the Company or its employees. If, during the course of your employment, you become aware of any suspicious activity or behavior, including concerns regarding questionable accounting or auditing matters, you should report such activity or behavior to a member of the Company’s senior management or to the Chairman of the Board of Directors. Reporting the activity will not subject the employee to discipline absent a knowingly false report. All reports will be treated confidentially to the extent possible.

Known or suspected violations of this Code of Ethics will be investigated and may result in disciplinary action up to and including immediate termination of employment from the Company.

I. ADMINISTRATION AND WAIVER OF CODE OF ETHICS

This Code of Ethics shall be administered and monitored by the Board of Directors. Employees, officers and directors of the Company are expected to follow this Code of Ethics at all times. In rare circumstances, situations may arise in which a waiver may be appropriate. Waivers will be determined on a case-by-case basis by the Board of Directors with the advice of the Company counsel. Any waiver for directors or executive officers, and the grounds therefore, shall be promptly disclosed to shareholders.